Exhibit 99.1

Kingsoft Cloud Holdings Limited Successfully Listed on Hong Kong Stock Exchange

BEIJING, December 30, 2022 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced that it has successfully listed, by way of introduction, its ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “SEHK”). The Shares are traded on the Main Board of SEHK under the stock code “3896” in board lots of 2000 Shares, and the stock short name is “KINGSOFT CLOUD.” The Company’s American Depositary Shares (the “ADSs”), each representing 15 Shares, remain primarily listed and traded on The NASDAQ Global Select Market (the “NASDAQ”). The Shares listed on the Main Board of the SEHK are fully fungible with the ADSs listed on the NASDAQ.

Zou Tao, Vice Chairman and CEO of Kingsoft Cloud, said, “Listing in Hong Kong is an important milestone in the Company's 10th anniversary, and the Company stands ready for the new decade. First, we will continue to invest in technology, focus on core business, and return to the essence and original aspiration of cloud; second, we will evaluate customers and projects, control costs, balance revenue scale and profitability; meanwhile, we will strengthen ecological synergy, tap into high-quality business opportunities in strategically selected verticals.”

He Haijian, Executive Director and CFO of Kingsoft Cloud, also said, “Primary listing in Hong Kong will broaden our investor base, facilitate our participation in Hong Kong Stock Connect, and open up investment cooperation channels to more Chinese mainland investors. The Company adheres to high-quality development, and strives to give back to the society and investors with excellent business results and professional and sincere investor service.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to other parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud's future business development, financial condition and results of operations; Kingsoft Cloud's business strategies and plans to carry out these strategies; future developments, trends and conditions in the industry and markets in which Kingsoft Cloud operates or into which Kingsoft Cloud intends to expand; Kingsoft Cloud's ability to identify and satisfy user demands and preferences; Kingsoft Cloud's ability to maintain good relationships with its customers and other business partners; general economic, political and business conditions in the industries and markets in which Kingsoft Cloud operates; any changes in the laws, rules and regulations of the central and local governments in China and other relevant jurisdictions and the rules, regulations and policies of the relevant governmental authorities relating to all aspects of Kingsoft Cloud's business and business plans; the actions and developments of Kingsoft Cloud's competitors; and China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com